

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

May 3, 2013

<u>**Via Email**</u>
Zvi Raskin
General Counsel and Corporate Secretary
Lighting Science Group Corporation
1227 South Patrick Drive, Bldg. 2A
Satellite Beach, LF 32937

Re: **Lighting Science Group Corporation**
Preliminary Proxy Statement filed on Schedule 14A
Filed on April 17, 2013
File No. 000-20354

Dear Mr. Raskin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director